Exhibit 21.1

Subsidiaries of AeroVironment, Inc.

Name	Jurisdiction of Organization
AeroVironment International PTE. LTD.	Singapore
AV GmbH	Germany
AV Rhode Island, LLC	Rhode Island
SkyTower, Inc.	Delaware
SkyTower, LLC	Delaware
Regenerative Fuel Cell Systems, LLC	Delaware
Charger Bicycles, LLC (50%)*	Delaware
Altoy Savunma Sanayi ve Havacilik Anonim Sirketi**	Turkey
AeroVironment, Inc.	Afghanastan

*     inactive, but never officially dissolved

**   AeroVironment, Inc. has a 49% ownership interest